                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13G

                    INFORMATION STATEMENT PURSUANT TO RULES
                                13d-1 and 13d-2
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)


                            Marsh Supermarkets, Inc.
             ------------------------------------------------------
                                (Name of Issuer)


                              Class B Common Stock
             ------------------------------------------------------
                         (Title of Class of Securities)


                                  571783 20 8
                    -----------------------------------------
                                (CUSIP Number)



Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)



                        (Continued on following page(s))

                               Page 1 of 5 Pages

CUSIP No.  571783 20 8               13G                 Page 2 of 5 Pages


 1           NAME OF REPORTING PERSON
             S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

                   William L. Marsh


 2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                            (a) / /

                                                                                          (b) / /


 3           SEC USE ONLY


 4           CITIZENSHIP OR PLACE OF ORGANIZATION

                   U.S.A.


 NUMBER OF          5         SOLE VOTING POWER

  SHARES                            55,385


BENEFICIALLY        6         SHARED VOTING POWER

 OWNED BY                           253,743

   EACH             7         SOLE DISPOSITIVE POWER

 REPORTING                           55,385


  PERSON            8         SHARED DISPOSITIVE POWER

   WITH                             253,743


 9            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    309,128

10            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


                                                                                              / /
11            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                    6.8


12            TYPE OF REPORTING PERSON*

                    IN

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.  571783 20 8              13G              Page 3 of 5 Pages


Item 1(a)          Name of Issuer:                           Marsh Supermarkets, Inc.
                   --------------

Item 1(b)          Address of Issuer's Executive             9800 Crosspoint Blvd.
                   -----------------------------             Indianapolis, IN 46256
                   Offices:
                   --------

Item 2(a)          Name of Person Filing:                    See page 2, Item 1
                   ----------------------

Item 2(b)          Address of Principal Business             Marsh Supermarkets, Inc.
                   ----------------------------              9800 Crosspoint Blvd.
                   Office:                                   Indianapolis, IN 46256
                   ------

Item 2(c)          Citizenship:                              See page 2, Item 4
                   -----------

Item 2(d)          Title of Class of  Securities:            Class B Common Stock,
                   -----------------------------             no par value

Item 2(e)          CUSIP Number:                             571783 20 8
                   ------------

Item 3             This statement is not filed pursuant to Rules
                   13d-1(b) or 13d-2(b).

Item 4             Ownership:
                   ----------

                   (a)  Amount beneficially owned:

                          See page 2, Item 9

                   (b)  Percent of class:

                          See page 2, Item 11

                   (c)  Number of shares as to which such person has:

                    (i)  Sole power to vote or to direct the vote

                          See page 2, Item 5

                    (ii)  Shared power to vote or to direct the vote

                          See page 2, Item 6

                    (iii)  Sole power to dispose or to direct the disposition of

                          See page 2, item 7

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CUSIP No.  571783 20 8             13G                 Page 4 of 5 Pages

             (iv)  Shared power to dispose or to direct the disposition of

                   See page 2, Item 8

        Includes 11,900 shares which the reporting person had the right to acquire within 60 days of December 31, 1993 upon exercise of options.



Item 5           Ownership of Five Percent or Less of a Class.
                 --------------------------------------------

                 Inapplicable.

Item 6           Ownership of More than Five Percent on Behalf of Another
                 --------------------------------------------------------
                 Person.
                 -------

                 Inapplicable.

Item 7           Identification and Classification of the Subsidiary Which Acquired
                 --------------------------------------------------------------------
                 the Security Being Reported on by the Parent Holding Company.
                 ---------------------------------------------------------------

                 Inapplicable.

Item 8           Identification and Classification of Members of the Group.
                 ----------------------------------------------------------

                 Inapplicable.

Item 9           Notice of Dissolution of Group.
                 ------------------------------

                 Inapplicable.

Item 10          Certification.
                 -------------

                 Inapplicable.

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CUSIP No.  571783 20 8              13G             Page 5 of 5 Pages


                               SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                              February 15, 1994
                              ------------------------------------------------
                              (Date)


                              /s/ William  L.  Marsh by  P. Lawrence  Butt,
                              ------------------------------------------------
                              Attorney-in-Fact
                              -----------------
                              (Signature)


                              William L. Marsh, Director and Vice President -
                              ------------------------------------------------
                              General Manager, Property Management
                              -------------------------------------
                              (Name/Title)